

November 9, 2023

Paul Seavey
Executive Vice President and Chief Financial Officer
Equity Lifestyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, IL 60606

> **Re: Equity Lifestyle Properties, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Response dated August 18, 2023**
> **File No. 001-11718**

Dear Paul Seavey:

We have reviewed your August 18, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 8, 2023 letter.

Form 10-K for the year ended December 31, 2022

Non-GAAP Financial Measures, page 47

1. We have reviewed your response to comment 1 and your proposal to continue to exclude deferrals in your non-GAAP measures for the remaining periods in 2023 and your plan to continue to include the adjustment in Normalized FFO, excluding deferrals. We continue to believe that the accelerated recognition of membership revenues is not consistent with Question 100.04 of the Compliance and Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures. Given this, we do not believe it is appropriate for you to continue to include the change in your deferred revenue liability for upfront payments received related to membership upgrade contracts in your calculation of any non-GAAP financial measures. Please revise your presentation beginning with your next periodic filing and earnings release to remove this adjustment from your non-GAAP measures.

<u>Consolidated Statements of Cash Flows, page F-9</u>

2.   We note your response to comment two. Please address the following:
- The appropriate classification depends on the activity that is likely to be the predominant source of cash flows for the item. Please clarify for us in detail how the breakeven analysis discussed in your response supports your conclusion that the predominant source of cash flows is operating.
- Please clarify whether your quantitative analysis is considering the cash flows from rental and sales activities on a gross basis, or whether it considers these cash flows net, over the life of the respective activity. Additionally, please tell us if your quantitative analysis is on a discounted or undiscounted basis. Within your response, please tell us how you determined it was appropriate to assess cash flows on a gross or net basis and on a discounted or undiscounted basis.
- Please tell us the average length of time a mobile home in your portfolio is in service as a rental asset before being sold. To the extent this length of time is not insignificant, tell us what consideration, if any, you gave to the amount of time your mobile homes are rented before they are sold in your qualitative analysis.

      Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction